SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ) No. 43.776.517/0001-80

State Registry ID (NIRE) No. 35.3000.1683-1

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“SABESP” and “Company”), pursuant to the provisions of Article 157, Paragraph 4 of Law 6,404/76 and the provisions of the Comissão de Valores Mobiliários (“CVM”) No. 358, of January 3, 2002, as amended, hereby informs its shareholders and the market in general that, on this date, it was approved, in the 890th meeting of the Board of Directors of the Company (“RCA”), the twenty fourth (24th) issuance of simple, non-convertible, unsecured, in up to two series (“Debentures”), for public distribution, pursuant to CVM Instruction No. 400 of December 29, 2003, as amended (“CVM Instruction 400”) and “Código ANBIMA de Regulação e Melhores Práticas para Estruturação, Coordenação e Distribuição de Ofertas Públicas de Valores Mobiliários e Ofertas Públicas de Aquisição de Valores Mobiliários” in force since June 3, 2019 (“Issuance” and “Offer”, respectively), amounting to a total of up to four-hundred million reais (R$400,000,000.00), on the issuance date of the Debentures, subject to the possibility of partial distribution, being the Offer conditioned to the issuance of, at least, two hundred and fifty thousand (250,000) Debentures, amounting to a total of two hundred and fifty million reais (R$250,000,000.00), being, at least, one hundred and twenty five thousand (125,000) Debentures of the second series. The bookbuilding process will be adopted, arranged by the Coordinators, pursuant to the paragraphs 1 and 2 of article 23 and article 44 of CVM Instruction 400, with receipt of reservations, for the examination of the demand by the Debentures on different interest rate levels (“Bookbuilding Process”) and to define, with the Company: (i) the existence of the first series of the Issuance; (ii) the amount of Debentures to be allocated in each series of the Issuance; (iii) the remuneration of the Debentures of the first series, in case of the issuance of Debentures of the first series, and the remuneration of the Debentures of the second series; and (iv) the aggregate amount of the Offer, through the cancellation of any Debentures that may not be placed. The result of the Bookbuilding Process will be ratified by means of an amendment to the indenture, duly ratified by corporate document of the Board of Directors of the Company, without the need for a new approval of the debenture holders assembled in an General Meeting of Bondholders. The result of Bookbuilding Process will be disclosed by means of the Offer’s announcement of commencement (“Offer’s Announcement of Commencement”), pursuant the article 23, paragraph 2, of CVM Instruction 400.

The Debentures will meet the requirements of the article 2 of Law No. 12,431, of June 24, 2011, as amended (“Law No. 12,431”) in such a manner that their holders may be entitled of the tax benefits in accordance with the law.

Under article 2 of Law No. 12,431, Decree No. 8,874, of October 11, 2016, Resolution No. 3,947, of January 27, 2011, of Conselho Monetário Nacional, and the Ministerial Ordinance No. 635 of Ministério das Cidades, of November 9, 2017, published in the Diário Oficial da União on November 10, 2017 (“Ministerial Ordinance No. 635 of Ministério das Cidades”), the funds proceeding from the raising by means of the Issuance will be intended for investment, future payment or reimbursement of expenses or obligations disbursed in a period equal or inferior to twenty four (24) months before the end of the Offer, related to the execution of the water supply systems upgrading and modernization project on municipalities that are among the seventy one (71) municipalities of the State of São Paulo approved by the Ministerial Ordinance No. 365 of Ministério das Cidades, whose main objectives are the control and reduction of losses in these systems, being observed the provisions of paragraph 1 C, of article 1 of Law No. 12,431.

This material fact does not constitute an offer, invitation or request of offer to acquire the Debentures.  Nor this material fact nor any information contained herein shall constitute basis for any contract or compromise.

The Offer will only begin after: (i) the granting of its registration by CVM; (ii) the disclosure of the Offer’s Announcement of Commencement; and (iii) the availability of the definitive prospectus of the Offer to the investors and its sending to CVM, pursuant to article 54 of CVM Instruction 400. In addition, the realization of the Offer will be subject to, among other factors, market conditions. Timely will be issued notice to the market, pursuant article 53 of CVM Instruction 400, containing information on: (i) the characteristics of the Offer; (ii) the places to obtain the preliminary prospectus of the Offer; (iii) the esteem dates and places of disclosure of the Offer; and (iv) the terms, the procedure and the date to the realization of the Bookbuilding Process. The Company will keep the market and its shareholders informed about the development of the Offer.

The terms used by this Material Fact that are not defined herein have the same meaning as those assigned to them in the minutes of RCA.

The general conditions and terms of the Debentures are disclosed in the minutes of the RCA, which is available on CVM’s website (http://www.cvm.gov.br) and the Company’s website (http://www.sabesp.com.br).

São Paulo, June 13, 2019.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Office

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 13, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.